Exhibit 99.1

China Lending Corporation

(Incorporated in the British Virgin Islands)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on February 26, 2019

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of China Lending Corporation (the “Company”) will be held at 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China on February 26, 2019 at 10:00 a.m., local time for the following purposes:

To consider and, if thought fit, pass the following resolutions:

1.	RESOLVED as an ordinary resolution: to elect the following persons as Class II Directors of the Company, pursuant to the Company’s Articles of Association:

a.	Li Jingping
b.	Zhou Quan

2.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed January 16, 2019 as the record date (the “Record Date”). Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, by contacting Katrina Wu, telephone: +86-991-316-9617, email: wuxiaoqing@chinalending.com.

China Lending Corporation

Date: January 23, 2019	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

CHINA LENDING CORPORATION
(Incorporated in the British Virgin Islands)

Form of Proxy for Annual General Meeting to Be Held on February 26, 2019
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of China Lending Corporation (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares (“Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China on February 26, 2019 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the shareholders of the Company of record at the close of business New York time on January 16, 2019 (the “Record Date”) are entitled to notice of and are entitled to attend and vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. At the AGM shareholders representing not less than thirty-five percent of the total issued voting shares of the Company throughout the AGM shall form a quorum for all purposes.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairwoman of the AGM acts as proxy and is entitled to exercise her discretion, she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China, or (ii) by attending and voting in person at the AGM.

CHINA LENDING CORPORATION
11TH FLOOR, SATELLITE BUILDING
473 SATELLITE ROAD
URUMQI, XINJIANG, CHINA

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 02/25/2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 02/25/2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Li Jingping 02 Zhou Quan

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000393993_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com

CHINA LENDING CORPORATION
Annual Meeting of Shareholders
February 26, 2019 10:00 AM Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Li Jingping as proxy with the power to appoint her substitute and hereby authorizes her to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of CHINA LENDING CORPORATION that the shareholder(s) is/are entitled to vote at the Annual Meeting of shareholder(s) to be held at 10:00 AM, local time on 2/26/2019, at CHINA LENDING CORPORATION, 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China, and any adjournment or postponement thereof.

Continued and to be signed on reverse side

0000393993_2 R1.0.1.18